Exhibit 99.9

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

CONSENT OF GLJ PETROLEUM CONSULTANTS LTD.

We hereby consent to the use and reference to our name and reports, and the information derived from our reports evaluating certain Canadian oil and gas properties of Canetic Resources Inc. as described or incorporated by reference in Canetic Resources Trust’s Annual Report on Form 40-F for the fiscal year ended December 31, 2006, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ Doug R. Sutton
Doug R. Sutton, P. Eng.
Vice President

March 19, 2007

Calgary, Alberta